Xuhang Holdings Limited

December 23, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Guigliano

Doug Jones

Taylor Beech

Lilyanna Peyser

Re:	Xuhang Holdings Limited

Draft Registration Statement on Form F-1

Submitted September 28, 2022

CIK No. 0001946025

Ladies and Gentlemen:

This letter is in response to the letter dated October 24, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover Page

1. Please revise the disclosure on your prospectus cover to acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 1 and 38 of the Amended Draft Registration Statement to acknowledge that Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

2. Here and on page 1, disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 1 of the Amended Draft Registration Statement to disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

3. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 9 and 28 of the Amended Draft Registration Statement to disclose that (i) to the extent and cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash or assets, and that (ii) there is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets.

4. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 17 of the Amended Draft Registration Statement to (i) discuss the limitations on our ability to transfer cash among our Company, our subsidiaries, and our investors, and (ii) provide a cross-reference to this discussion in our summary, summary risk factors, and risk factors sections.

5. Disclose the source of your cash management policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

In response to the Staff’s comments, we revised our disclosure on the cover page and page 16 of the Amended Draft Registration Statement to disclose the source of our cash management.

6. Please revise your statement that you “are subject to certain legal and operational risks associated with business operations of our PRC subsidiaries being based in China” to state that such risks are also associated with the business operations of your Hong Kong subsidiaries. Disclose here how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact your ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Revise your risk factor disclosure accordingly.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 5, 53, and 54 of the Amended Draft Registration Statement to disclose (i) that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong, and (ii) how regulatory actions related to data security or antimonopoly concerns in Hong Kong may impact our ability to conduct our business, accept foreign investment, or list on a U.S./foreign exchange.

About This Prospectus

Conventions that Apply to this Prospectus, page ii

7. Please include in your definition of “GMV” that this is not, and does not, represent your revenue.

In response to the Staff’s comments, we revised our disclosure on page iii of the Amended Draft Registration Statement to clarify that GMV does not represent our revenue.

Prospectus Summary

Business Overview, page 5

8. We note your disclosure, here and on pages 67 and 91, that your subsidiaries’ business has experienced rapid growth since their inception. Please balance your disclosure of revenue and net income with narrative or other disclosures relating to your costs over the same period.

In response to the Staff’s comments, we revised our disclosure on pages 8, 75, and 103 of the Amended Draft Registration Statement to accommodate the request.

Summary of Risk Factors, page 7

9. You have a bullet here that your PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations. Please explain to us if you have accrued a liability for expected amounts owed, and if not, why not.

In response to the Staff’s comments, we revised our disclosure on page 30 of the Amended Draft Registration Statement to clarify that we have not accrued a liability for expected amounts owned and have provided an explanation for the reason why we have not.

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 13

10. Revise your disclosure to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign invest. In this regard, we note your reference to “other permits required for its business operation.”

In response to the Staff’s comments, we revised our disclosure on page 14 of the Amended Draft Registration Statement to disclose each permission or approval that we or our subsidiaries are required to obtain from Chinese authorities to operate our businesses and to offer the securities being registered to foreign investors.

11. Your disclosure indicates that you relied on advice of AllBright, your PRC counsel. Please clarify whether AllBright provided an opinion to the company and if not, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comments, we revised our disclosure on page 14 of the Amended Draft Registration Statement to clarify that AllBright will provide us with an opinion regarding the permissions required by the PRC authorities for our operations and offering, which will be filed as Exhibit 99.3 to the registration statement.

12. In addition, revise this section to also disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and offer the securities being registered to foreign investors. State affirmatively whether you have received all such requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we revised our disclosure on page 16 of the Amended Draft Registration Statement to disclose (i) that to operate business activities in Hong Kong, every company must register its business with the Business Registration Office of the Inland Revenue Department and each of our Hong Kong subsidiaries has obtained a valid business registration certificate, (ii) that there is no statutory or mandatory permission or regulatory approval requirement for the provision of new media integrated content marketing or digital advertising services, (iii) that neither we nor our Hong Kong subsidiaries are required to obtain permissions or approvals from Hong Kong authorities to offer the securities being registered to foreign investors outside Hong Kong, and (iv) the consequences to us and our investors if we or our subsidiaries (a) inadvertently conclude such permissions or approvals are not required, or (b) are unable to obtain such permissions or approvals if required in the future because applicable laws, regulations, or interpretations change.

Risk Factors, page 19

13. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts your business and the offering, and to what extent you believe that you and your subsidiaries are compliant with the regulations or policies that have been issued.

In response to the Staff’s comments, we revised our disclosure on pages 53 and 54 of the Amended Draft Registration Statement to include a risk factor to (i) explain the laws/regulations concerning data security in Hong Kong, (ii) confirm that the current data security laws and regulations do not materially affect our business or limit our ability to list on any U.S. stock exchange, and (iii) advise that we believe, as confirmed by our Hong Kong counsel, Ince & Co, we and all of our Hong Kong subsidiaries are in compliance with the applicable laws and regulations.

Enforceability of Civil Liabilities, page 55

14. Please revise this section to discuss issues of enforceability with respect to Hong Kong law, as well.

In response to the Staff’s comments, we revised our disclosure on page 64 of the Amended Draft Registration Statement to discuss the issues of enforceability with respect to Hong Kong law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Operating Expenses, page 72

15. We note your disclosure that your research and development expense decreased by 60.7% in 2020 to 2021, primarily because the majority of your research and development projects were completed in 2020, yet we also note your disclosure that your “PRC subsidiaries’ continuous investment in technology research and development supports the rapid growth of the business and establishes a technology-driven growth edge for the future.” Please describe any known trends or uncertainties with respect to your future research and development costs that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. In addition, provide a description of the company’s research and development policies for the last three years. Refer to Items 5.C. and D. of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 82 of the Amended Draft Registration Statement to (i) provide known trends or uncertainties with respect to our future research and development costs that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity, or capital resources and (ii) disclose our research and development policies for the last three years.

Liquidity and Capital Resources, page 74

16. It appears you had at least $17 million in outstanding debt as of December 31, 2021, yet you have only described loans that have been repaid as of December 31, 2021 in this section. Please revise to describe the terms of your outstanding debt and file any related agreements as an exhibit to your registration statement.

We respectfully advise the Staff that we had RMB17 million (rather than $17 million) in outstanding debt as of December 31, 2021, as demonstrated on page F-24 of the Amended Draft Registration Statement (See Note 10—Loans). In addition, we respectfully advise the Staff that those loans had been disclosed on page 84 of the Amended Draft Registration Statement, including (i) RMB7.0 million from China Merchants Bank Co., Ltd., (ii) RMB5.0 million from Shangtang Branch of Hangzhou United Rural Commercial Bank Co., Ltd., and (iii) RMB5.0 million from Shangtang Branch of Hangzhou United Rural Commercial Bank Co., Ltd., all of which have been repaid as of August 31, 2022.

Operating Activities, page 75

17. The disclosure here appears to repeat information already provided in the statement of cash flows. Please provide a quantitative and qualitative analysis of the change in operating cash flows between periods, including the material reason(s) underlying the change. Please note that merely citing changes in results, working capital items and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F (as directed by Form F-1), in particular instruction 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

In response to the Staff’s comments, we revised our disclosure on pages 85 and 86 of the Amended Draft Registration Statement to provide a quantitative and qualitative analysis of the changes in operating cash flows, including the material reasons underlying the changes.

Business, page 91

18. In the appropriate places in this section, please provide more detail about your PRC subsidiaries’ relationships with each type of business partner. For example, provide more detail regarding the “cooperative accounts” you operate and the nature of your relationship with the owners of the accounts. Clarify whether the accounts are owned by your customers, what specific services you provide through these accounts, and describe the material terms of your standard cooperation agreements. To the extent any cooperation agreement is material, please describe its material terms and file the agreement as an exhibit to the registration statement. With respect to your S2P business, describe the material terms of any agreements with large Internet providers, and if you do not have any arrangements, so state. Lastly, describe in more detail the nature of the relationship between your PRC subsidiaries and MCN institutions and any material arrangements you have with such institutions.

In response to the Staff’s comments, we revised our disclosure on pages 114 and 115 of the Amended Draft Registration Statement to (i) provide more detail regarding the cooperative accounts our PRC subsidiaries operate and the nature of their relationship with the actual owners of these accounts; (ii) clarify that the cooperative accounts are not owned by our PRC subsidiaries’ customers, but are simply utilized as part of our PRC subsidiaries’ ad distribution channels for placing ads, advertorials, and/or promotional short videos in the new media integrated content marketing services provided by our PRC subsidiaries; and (iii) describe the material terms of such standard cooperation agreements. In addition, a form of cooperative agreement with respect to cooperative accounts between our PRC subsidiaries and our business partners will be filed as Exhibit 10.5 to the registration statement.

With respect to our S2P business, we revised our disclosure on page 112 of the Amended Draft Registration Statement to describe the material terms of the agreements between our PRC subsidiaries and digital media platforms. Finally, we revised our disclosure on pages 114 and 115 of the Amended Draft Registration Statement to elaborate on the nature of the relationship between our PRC subsidiaries and MCN institutions, and the material arrangements our PRC subsidiaries have with such institutions.

Business Expansion Mode Through Cooperation with Local State-Owned Enterprises, page 94

19. Please tell us whether any cooperation agreements under the Star Project are material to your business, and if so, describe the specific material terms of such agreements and file the agreements as exhibits to your registration statement. In addition, disclose the general terms of your revenue sharing arrangements under the Star Project. Where you discuss the revenue generated under this arrangement, revise to disclose the percentage of revenue this represents as well. Disclose how much of your customer base is typically acquired through government referrals under this program.

In response to the Staff’s comments, we respectfully advise the Staff that no cooperation agreements under the Star Project are material to our business. We further advise that the cooperation agreements typically do not contain terms of revenue-sharing arrangements. Rather, the parties to the cooperation agreements are entitled to the distribution of profits of the Project Companies (as defined in the Amended Draft Registration Statement) based on their respective equity interests. In addition, we revised our disclosure on pages 105 and 106 of the Amended Draft Registration Statement to (i) provide the specific material terms of our cooperation agreements under the Star Project, (ii) disclose the percentage of revenue generated from this program, and (iii) discuss how much of our customer base is typically acquired through government referrals under this program. Finally, a form of cooperation agreement by and between local governments and our PRC subsidiaries will be filed as Exhibit 10.4 to the registration statement.

New Media Integrated Content Marketing Services

Types of Services

S2B model, page 99

20. We note your disclosure that for live e-commerce services, your PRC subsidiaries typically charge a service fee which represents a pre-determined percentage of the GMV generated from the live streaming sales. We also note your disclosure on page ii that GMV is calculated based on merchandise ordered, but does not account for whether the merchandise is actually sold, delivered, or returned. Please clarify whether the actual amounts sold, delivered, or returned are factored into the GMV used to determine the fees payable to your PRC subsidiaries.

In response to the Staff’s comments, we revised our disclosure on pages 43 and 111 of the Amended Draft Registration Statement to clarify that our PRC subsidiaries receive live e-commerce service fees based on the effective gross merchandise value, which represents the aggregate value of the merchandise ordered and paid by consumers in the live KOL/KOC sales services provided by our PRC subsidiaries, after deducting the value underlying cancelled orders and returned merchandise.

21. Please provide more detail regarding the “IP-related digital products that are becoming increasingly popular among young people on platforms such as Ali Auction, NetEase Planet, and Xinhua Shucang” that you are helping to create.

In response to the Staff’s comments, we revised our disclosure on pages 111 and 112 of the Amended Draft Registration Statement to disclose more detail regarding the IP-related digital products that are becoming increasingly popular among young people on platforms such as Ali Auction, NetEase Planet, and Xinhua Shucang.

Ad Distribution Channels

Distribution Through We-Media Publishers/Accounts, page 101

22. You disclose we-media self operated accounts are owned by your PRC subsidiaries or MCN institutions and we-media cooperative accounts are not owned by your PRC subsidiaries or MCN institutions. Please explain to us what this distinction represents. Also, explain to us if you have accounting consequences associated with either and what your accounting treatment is. If there is no accounting consequence of either, explain why.

In response to the Staff’s comments, we revised our disclosure on page 113 of the Amended Draft Registration Statement to (i) describe in detail the distinction between self-operated accounts and cooperative accounts and (ii) explain how we have different accounting consequences associated with the two types of accounts.

Related Party Transactions, page 139

23. Please revise to include disclosure for the period since the beginning of the company’s preceding three financial years up to the date of the document. In this regard, it appears you have only provided disclosure since the beginning of the company’s preceding two financial years. In addition, please revise to describe in greater detail the nature and extent of any transactions or presently proposed transactions which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the company or any of its parent or subsidiaries was a party, rather than simply including an excerpt from your financial statements. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 154 to 158 of the Amended Draft Registration Statement to (i) disclose the related party transactions since the beginning of our preceding three financial years and (ii) describe in greater detail the nature and extent of any transactions or presently proposed transactions that are material to our Company or the related parties, or any transactions unusual in their nature or conditions to which our Company or any of our subsidiaries was a party.

Material Income Tax Consideration, page 160

24. We note that your PRC counsel “is unable to provide a ‘will’ opinion” with respect to the rules of the EIT Law; please clarify whether your PRC counsel plans to provide you with an Exhibit 8 opinion. If you do not intend to file a tax opinion relating to the tax consequences of this transaction, please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status and to the rules of the EIT Law. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, we revised our disclosure on page 177 of the Amended Draft Registration Statement to clarify that AllBright will provide us with an opinion on PRC tax matters, which is to be filed as Exhibit 8.1 to the registration statement. Moreover, we respectfully advise the Staff that our disclosure, “AllBright, our PRC counsel, is unable to provide a ‘will’ opinion” merely means that our PRC counsel believes that we are highly unlikely to be considered a PRC tax resident for PRC tax purposes.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

25. Please explain to us why you are adding back interest expense in net cash provided by operating activities and where interest expenses is reported in this financial statement.

In response to the Staff’s comments, we revised our disclosure on page F-6 of the Amended Draft Registration Statement to explain that adding back interest expense was related to non-cash interest expenses of the convertible promissory notes that were converted into the ordinary shares of the Company in December 2021.

26. Please explain to us how the amounts presented for “(Repayment)/Proceeds to related parties” for 2021 in both operating and financing activities were derived and how these amounts relate to changes in the balances for amounts due from/to related parties reported in the balance sheet.

In response to the Staff’s comments, we revised our disclosure on page F-6 of the Amended Draft Registration Statement to separate the amounts due from related parties and the amounts due to related parties. The financing activities were related to the loans between related parties and us. The operating activities were related to business operations, staff petty cash, and staff reimbursement payables. For the detailed nature of related party transactions, please refer to Note 16 – Related party transactions of the Amended Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Foreign currency translation and transaction, page F-10

27. You state in the first sentence the financial statements are presented in the United States dollar. However, the financial statements disclose they are presented in renminbi. Please revise your disclosure or financial statements accordingly.

In response to the Staff’s comments, we revised our disclosure on page F-10 of the Amended Draft Registration Statement to disclose that the financial statements are presented in Renminbi.

Revenue recognition, page F-14

28. Earlier in the filing you disclose your pricing models of CPA, CPC and CPM. Please disclose here the revenue streams these models are associated with.

In response to the Staff’s comments, we respectfully advise the Staff that only our pricing model of CPA is related to our digital advertising services and we have disclosed it on page F-14.

Cost of revenue, page F-15

29. You disclose revenue for digital advertising services is recognized commonly based on specified actions or other preferences agreed upon with advertisers. Accordingly, it appears the revenue for this service is recognized over a period of time. Please explain to us when you recognize the cost of this revenue and the basis for your accounting.

In response to the Staff’s comments, we revised our disclosure on page F-15 to clarify that the revenue for digital advertising services is recognized at a point of time when specified actions were fulfilled. The settlement of our digital advertising services is monthly when the monthly statement of our services is accepted by clients, and we recognize the relevant revenue monthly based on the monthly statements. The cost of this revenue is recognized monthly when we agree on the payment amount based on monthly specified actions or other preferences with suppliers.

New media integrated content marketing services, page F-15

30. You disclose “revenue derived from the provision of new media integrated content marketing services is recognized at the point of time when the new media integrated content marketing campaigns are implemented… and the satisfaction of the performance obligation is measured based on the implementation of new media integrated content marketing services.” Please tell us when in the duration of your contract a campaign’s implementation typically occurs and how you account for costs incurred in providing your services prior to the time of the campaign’s implementation. Also tell us if you provide any services after the campaign’s implementation. If so, tell us the nature of the costs incurred for these services and how you account for them. Further, tell us if any of your revenue after implementation of the campaign is subject to your CPA, CPC and/or CPM pricing models.

We respectfully advise the Staff that our campaign’s implementation typically occurs from signing our contract. As our campaign’s implementation occurs from signing the contracts, the cost incurred in providing our services prior to the time of the campaign’s implementation is staff costs for promotion and acquiring projects. We recognize the staff costs in selling expenses. We do not provide any services after the campaign’s implementation. The cost of new media integrated content marketing services is not related to CPA, CPC, or CPM pricing models. Our revenue after implementation of the campaign is not subject to CPA, CPC, or CPM pricing models.

Segment reporting, page F-15

31. You disclose your CODM “reviews consolidated results when making decisions about allocating resources and assessing performance of the company… and hence, we have only one reportable segment.” However, we note on page 71 you disclose and discuss separate gross profit measures for both digital advertising services and new media integrated content marketing. Please tell us whether these two revenue streams constitute operating segments in accordance with ASC 280-10-50-1 and reportable segments in accordance with ASC 280-10-50-10. As part of your response, tell us whether your business is organized around these two revenue streams (e.g., separate leadership and organizational structures, separate incentive compensation structures for each revenue stream, dedicated staff to each revenue stream, separate budgeting processes for each, etc…).

We respectfully advise the Staff that these two revenue streams constitute one operating segment and one reportable segment as these two revenue streams use the same management and organizational structures, selling staff, and administrative staff. Meanwhile, the two revenue streams share the same incentive compensation structure and budgeting process.

Recently accounting pronouncements, page F-18

32. Your disclosure in regard to the noted pronouncements for leases and income taxes appears to be on a prospective basis. However, it appears you already adopted the guidance for leases and the guidance for income taxes was effective for your fiscal 2021. Please revise the status of these as appropriate.

In response to the Staff’s comments, we revised our disclosure on page F-18 of the Amended Draft Registration Statement to accommodate the request.

Note 3 - Acquisition and disposal of subsidiaries, page F-18

33. Please clearly disclose for the Jiangxi Ku’o and Hangzhou Xingkong acquisitions the amount of each of revenue and net profit included in the consolidated statements of operations for each acquisition reported for the year in which the acquisition occurred. Refer to the lead in sentence of ASC 805-10-50-2 and ASC 805-10-50-2.h.1. Also, for each acquisition reported in this note, present revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information) pursuant to ASC 805-10-50-2.h.3.

In response to the Staff’s comments, we revised our disclosure on pages F-19 and F-20 of the Amended Draft Registration Statement to accommodate the request.

General

34. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC